September 27, 2007

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SBA Communications Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the Quarter Ended June 30, 2007
File No. 000-30110

Dear Mr. Spirgel:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated September 13, 2007, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and the Form 10-Q for the quarter ended June 30, 2007 (the “Form 10-Q”). Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter. In addition, please note that our responses have been presented in a detailed manner because we believe this information will be beneficial in providing the Staff with a clear roadmap of the Company’s rationale in regard to each area discussed. We believe this additional detail will help to clarify the accounting treatment used and the conclusions reached.

Form 10-Q for the Quarter Ended June 30, 2007

9. Debt

0.375% Convertible Senior Notes due 2010, page 16

1. With respect to the senior notes’ conversion feature, please provide us with a summary of the terms of the conversion feature. Further:

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Provide us with your analysis of paragraphs 7-32 of EITF 00-19 in determining whether you should bifurcate the embedded conversion feature and whether it should be classified as equity or a liability. For more information, please refer to the Classification and Measurement of Warrants and Embedded Conversion Features of the Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

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Tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature. In this regard, we note your concurrent issuance of warrants to the noteholders or their affiliates.

Summary of Material Terms

As disclosed in Note 9 on page 16 of the Company’s Form 10-Q, on March 26, 2007 the Company issued $350.0 million of 0.375% convertible senior notes due 2010 (the “Notes”). The interest is payable semi-annually on June 1 and December 1 of each year, beginning June 1, 2007. The Notes have a maturity date of December 1, 2010.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

The Notes are convertible, at the holder’s option, into shares of our Class A common stock, at an initial conversion rate of 29.7992 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $33.56 per share), subject to adjustment, under the following circumstances:

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during any calendar quarter commencing at any time after June 30, 2007 and only during such calendar quarter, if the last reported sale price of the Company’s Class A common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter is more than 130% of the applicable conversion price per share of Class A common stock on the last day of such preceding calendar quarter;

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during the five business day period after any 10 consecutive trading day period in which the trading price of a Note for each day in the measurement period was less than 95% of the product of the last reported sale price of the Company’s Class A common stock and the applicable conversion rate;

•	if specified distributions to holders of the Company’s Class A common stock are made or specified corporate transactions occur; or

•	at any time on or after October 12, 2010 until the close of business on the second scheduled trading day immediately preceding the Maturity Date.

Upon conversion, the Company has the right to settle the conversion of each $1,000 principal amount of Notes with either of the three following alternatives, at its option, (1) delivery of 29.7992 shares of the Company’s Class A common stock, (2) cash equal to the value of 29.7992 shares of the Company’s Class A common stock calculated at the market price per share of the Company’s Class A common stock at the time of conversion or (3) a combination of cash and shares of our Class A common stock.

Analysis of Embedded Conversion Feature

Prior to issuing the Notes, the Company analyzed the Notes’ conversion feature to determine if it was an embedded derivative and, accordingly, needed to be separated from the host contract and accounted for under SFAS 133.

Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature is indexed to the stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Because the host contract is convertible debt, it is not measured at fair value with changes in fair value being reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis: SFAS 133 does not require the Company to bifurcate the stock conversion feature from the convertible debt if that feature on a standalone basis would be classified as an equity instrument of the Company (paragraph 11(a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

(1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the stock conversion feature is indexed to the Company’s own stock it was analyzed under the provisions of EITF 01-6, and to determine if it should be classified in stockholders’ equity it was analyzed under paragraphs 7-32 of EITF 00-19. EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

The following is an analysis of each of the Notes’ contingent conversion features that give rise to the holder’s conversion rights:

1.	During any calendar quarter commencing at any time after June 30, 2007 and only during such calendar quarter, if the last reported sale price of the Company’s Class A common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter is more than 130% of the applicable conversion price per share of Class A common stock on the last day of such preceding calendar quarter.

This conversion feature is contingent upon the trading price of the Company’s Class A common stock and once the event has occurred and the holder has exercised its conversion option, the conversion settlement is based solely on the value of the Company’s Class A common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

2.	During the five business day period after any 10 consecutive trading day period in which the trading price of a Note for each day in the measurement period was less than 95% of the product of the last reported sale price of the Company’s Class A common stock and the applicable conversion rate.

This conversion feature is contingent upon the trading price of the Company’s Class A common stock and the trading price of the Notes, and once the event has occurred and the holder has exercised its conversion option, the conversion settlement is based solely on the value of the Company’s Class A common stock. The trading price of the Notes contains an interest rate risk related trigger. Paragraph 286 of SFAS 133 and Derivatives Implementation Group (“DIG”) Issue C8 clarify that the scope exception in paragraph 11(a) is applicable to contracts that are indexed only to the issuer’s own stock. However, it is understood (based on the convertible debt example in paragraph 199 of FAS 133) that, solely for purposes of evaluating whether an embedded conversion option meets the scope exception in paragraph 11(a), a conversion option can be considered indexed to the company’s own stock, even though its value may also be affected by changes in interest rates and the issuer’s credit (that is, because the holder tenders the debt instrument upon exercise, rather than paying the exercise price of the embedded equity call option in cash). We believe this pricing element is inherent in convertible debt and if this were determined to violate EITF 01-6, then all conversion options would require bifurcation at issuance. In addition, once the event has occurred and the holder has exercised its conversion option, the conversion settlement is based solely on the value of the Company’s Class A common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

3.	At any time on or after 10/12/10 which is the 35th scheduled trading day preceding the maturity date.

This conversion feature is not contingent on any observable market or index. Once this conversion feature is triggered and the holder has exercised its conversion option, the settlement amount is based solely on the value of the Company’s Class A common stock. As such, the conversion feature is considered indexed to the Company’s own stock.

4.	Upon the occurrence of specified corporate transactions.

This conversion feature is not contingent on an observable market or index. The conversion contingency is meant to provide the holder of the Notes liquidity in the event there is a change in control or the stock ceases to trade. Once this conversion feature is triggered and the holder has exercised its conversion option, the settlement amount is based solely on the value of the Company’s Class A common stock.

Based on the above analysis, the Company has concluded that the instrument meets the definition of “indexed to a company’s own stock.”

In addition, the Company considered the provisions of paragraph 4 of EITF 00-19. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12–32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). Since the convertible instrument may be settled in a mixture of cash and shares, contains a make-whole provision and non-standard anti-dilution provisions, it is not deemed to be a “conventional convertible” as described in EITF 05-2 therefore the provisions of paragraphs 12–32 of EITF 00-19 do apply. These provisions were evaluated as follows:

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The contract permits the Company to settle in unregistered shares – The Notes were sold only to “qualified institutional buyers” under Rule 144A of the Securities Act of 1933, as amended. As such, the Class A common stock issuable upon conversion was not registered at the closing of the offering, and the Company is not required to settle the conversion obligation by delivering registered shares. However, the Company entered into a Registration Rights Agreement with the initial purchasers to register the resale of the Notes and the underlying Class A common stock, in which the Company agreed to use its commercially reasonable efforts to cause the registration statement to become effective within 90 days after the closing date.

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The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of Class A common stock during the maximum period the derivative contract could remain outstanding – As of December 31, 2006, the Company had 200 million shares authorized with approximately 106

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

million shares issued and outstanding. The Company has sufficient authorized and unissued shares of Class A common stock available to settle the contract after considering all other commitments (including consideration of any make-whole provision as well as the shares to be issued under the warrant agreement).

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The contract contains an explicit limit on the number of shares to be delivered in a share settlement – The holders may convert outstanding Notes into shares of the Company’s Class A common stock at an initial conversion price of $33.56 per share or 29.7992 shares per $1,000 principal amount of Notes. The maximum number of shares that could be issued to satisfy the conversion of the Notes is approximately 12.4 million shares—350,000 x 35.4609 (maximum number of shares per $1,000 principal amount of Notes including the make-whole shares).

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There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC – No cash settlement of the conversion is required in the event the Company fails to make timely filings with the SEC.

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There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there is no cash settled “top-off” or “make-whole” provisions) – No required cash payments are to be made if the shares initially delivered upon settlement are subsequently sold by the counterparty, regardless of the proceeds realized.

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The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares – No such requirement exists. The Company can always elect to settle the entire obligation in cash or stock.

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract – No such provision exists.

•	There is no requirement in the contract to post collateral at any point or for any reason – There is no requirement in the contract to post collateral at any time, for any reason.

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as the Company has met all of the requirements of paragraphs 12-32.

In summary, the stock conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the convertible notes and the instrument is one instrument, convertible debt.

Analysis of Beneficial Conversion Feature

Beneficial Conversion Features (“BCF”) are conversion options that are in the money at issuance, or upon adjustments to the conversion rate. Certain conversion rate adjustments may contingently trigger a BCF if they result in the conversion option being in the money upon adjustment. However, there was no BCF at inception because the share price at that time of $28.20 was less than the initial conversion price of $33.56. The Company will continue to evaluate whether a BCF exists. If the determination is made that a BCF does exist, the Company will account for it in accordance with EITF 98-5 and EITF 00-27.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

Although concurrently with the issuance of the Notes the Company entered into several warrant transactions with counterparties, it considered the following factors and concluded that the Notes and warrant transactions should be accounted for separately and no portion of the total proceeds received upon issuance of the Notes should be allocated to the warrant transactions:

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The contracts do not have the same counterparties – the Notes were sold to institutional investors pursuant to Rule 144A whereas the counterparties to the warrants are affiliates of some of the investment banks that acted as underwriters in the Note offering.

•	The Notes and warrants have different maturities.

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Although the transactions were executed simultaneously there was a substantive business reason for such timing (i.e., convertible investors prefer low premium convertible instruments while the Company prefers high premium convertible instruments).

Based on these factors, the Company does not believe that the Notes and warrants transactions should be combined for accounting purposes, and therefore the issuance of the warrants will not impact the determination of a BCF.

2. Tell us whether the shares of Class A common stock underlying the convertible notes are subject to registration rights. If so, provide us with your analysis of FSP EITF 00-19-2.

The shares of Class A common stock underlying the Notes are subject to registration rights in accordance with the Registration Rights Agreement filed as an exhibit to the Company’s current report on Form 8-K filed on March 26, 2007 discussed below.

In conjunction with the issuance of the Notes, the Company entered into a Registration Rights Agreement with the initial purchasers which requires that the Company use reasonable best efforts to file a registration statement covering the resales of the Notes and the Class A common stock issuable upon conversion of the Notes within 90 days of the issuance of the Notes and to have such registration statement declared effective within 180 days of the issuance of the Notes. The Company filed a registration statement in accordance with the above on May 17, 2007 which was automatically effective. The Company must also use its reasonable best efforts to keep the registration statement effective until the date there are no longer any registrable securities. If the Company defaults on these requirements, additional interest shall accrue to the benefit of the note holders as prescribed. Additionally, failure to complete the effective registration is not an event of default under the indenture or global note and therefore does not provide for acceleration of maturity or conversion nor does it modify the conversion option included in the Notes.

In accordance with FSP EITF 00-19-2, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS 5. As a SFAS 5 contingency, the Company is required to evaluate the likelihood of an unfavorable outcome and if necessary, record the related liability for the incremental interest expense when the amount can be reasonably estimated. At the time of the issuance of the Notes, the Company considered its status as a well-known seasoned issuer in good

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

standing with the intent and ability to meet the filing deadlines and maintain the effectiveness of the registration statement as required, and on this basis concluded that the likelihood of an unfavorable outcome was not probable. Therefore, at the time of issuance, no accounting was required to record a contingent liability under the Registration Rights Agreement. The Company will continue to monitor this situation as time progresses to determine if the likelihood of the SFAS 5 contingency changes.

3. We note that you recorded the warrants as an increase to additional paid in capital. Tell us whether they meet the definition of a derivative under paragraphs 6-9 of SFAS 133, and if so, whether they meet the scope exception in paragraph 11 of SFAS 133. If the warrants do not meet the definition of a derivative under SFAS 133, they must be evaluated under EITF 00-19 to determine whether the instruments should be accounted for as liabilities or as equity. Please provide us with your analysis.

The Company analyzed whether the warrants meet the definition of a derivative in accordance with paragraphs 6 – 9 of SFAS 133. The criteria and the Company’s analysis are as follows:

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The contract has (1) one or more securities underlying the contract and (2) one or more notional amounts or payment provisions or both. The Company issued a total of 10,429,720 warrants, which represents the notional amounts for these warrant contracts. The underlying securities for these warrants are the Company’s Class A common stock. Together, the notional amount and the underlying securities determine the amount of settlement, or even potentially whether or not a settlement is required.

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The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. The Company received a premium in conjunction with its issuance of the warrants therefore there is no initial net investment.

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The terms of the contract require or permit net settlement, the contract can readily be settled net by a means outside the contract, or the contract provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. The letter agreements or confirmations that govern the warrants provide for net share settlement as a method of settlement.

As indicated above, the warrants have all of the characteristics of a derivative as described under paragraphs 6 – 9 of SFAS 133.

However, in accordance with paragraph 11(a) of SFAS 133, the reporting entity shall not consider contracts that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position to be derivative instruments for purposes of this Statement. To determine if the warrants are indexed to the Company’s own stock, they must be analyzed under the provisions of EITF 01-6, and to determine if they are classified in stockholders’ equity, they must be analyzed under EITF 00-19.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the value of the issuer’s stock. The warrants meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to SBA’s Class A common stock.

We also considered the following contractual provisions under EITF 01-6 as they relate to the warrants:

•	Extraordinary dividend adjustment;

•	Merger events or tender offer that include share-for-share, share-for-other, share-for-combined;

•	Nationalization or insolvency; and

•	Events of defaults and termination events.

In each of the scenarios above, the calculation agent is required to make appropriate adjustments in good faith and in a commercially reasonable manner to account for an economic impact of such adjustment events. We believe that the mechanics and substance of these provisions and adjustments are intended to preserve the fair value of the transaction before and after these events, or to terminate the transaction at fair value. Additionally, the inputs to these adjustments, for example, stock price, strike price, expected dividend, prevailing interest rate, cost of borrow, etc., are used to determine the fair value at inception of the warrants as well as they would be used to determine the fair value of the warrants at any time during the term of the transaction. Upon these events, adjustments are simply made to update the parameters used in originally pricing the warrants to reflect current market conditions. We believe that these adjustment and early termination provisions are based solely on the Company’s Class A common stock because these inputs are specific to the issuer of equity and they are inherent in pricing an equity derivative and were used in pricing the particular derivative at inception of the transaction; therefore, they are considered indexed to the company’s own equity under EITF 01-6.

Next, we evaluated the provisions of EITF 00-19 to determine if the warrants should be classified as an asset/liability or as an equity instrument.

Paragraph 8 of EITF 00-19 states “Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) should be classified as permanent equity assuming that all the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met. The Company has analyzed the provisions of paragraphs 12-32 as follows relating to the warrant transactions:

•	The contract permits the Company to settle in unregistered shares – Under the warrants, the Company has the right to settle in unregistered shares.

•	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

maximum period the derivative contract could remain outstanding – As of December 31, 2006, the Company had 200 million shares authorized with approximately 106 million shares issued and outstanding. The Company has sufficient authorized and unissued shares available to settle the warrants after considering all other commitments (including consideration of the maximum number of shares deliverable under the Notes (12.4 million)).

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The contract contains an explicit limit on the number of shares to be delivered in a share settlement – Under section 9(p) of the warrant transaction letter agreement filed as Exhibit 10.65 to the Company’s Form 10-Q for the quarter ended March 31, 2007 filed on May 9, 2007, in no event will the Company be required to deliver more than the specified maximum amount of shares in the aggregate (12.4 million).

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There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC – No cash settlement of the warrants is required in the event the Company fails to make timely filings with the SEC.

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There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions) – No required cash payments are to be made if the shares initially delivered upon settlement of the warrants are subsequently sold by the counterparty, regardless of the proceeds realized upon sale. However, if the settlement is made using restricted securities (shares) as defined in Rule 144 of the Securities Act of 1933, Section 9(p)(ii) of the warrant transaction letter agreement states that if the payment obligation exceeds the realized net proceeds from a resale of these restricted shares, the Company shall transfer to the counterparty the amount of such excess in cash or in a number of shares in good faith and in a commercially reasonable manner (make-whole shares). This provision, though, can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including the “top-off” or “make-whole” provision) is fixed and less than the number of available authorized shares. Thus, in accordance with paragraph 26 of EITF 00-19 the existence of a top-off or make-whole provision does not preclude equity classification.

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The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares – The only requirement to net-cash settle is if the holders of the shares underlying the contract also receive cash in exchange for their shares. In no other circumstance would there be a requirement to net-cash settle.

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There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract – No such provision exists under the warrants.

•	There is no requirement in the contract to post collateral at any point or for any reason – There is no requirement under the warrants to post collateral at any time, for any reason.

Since the warrants meet the 8 conditions within paragraphs 12 through 32 of EITF 00-19, the Company concluded that the warrants should be recorded as equity rather than an asset or liability.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

4. We further note on page 40 that concurrently with the sale of the Notes, you entered into convertible note hedge transactions with respect to your Class A common stock with affiliates of two of the initial purchasers of the Notes, which are designed to mitigate potential dilution from the conversion of the note.

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Based on your disclosure, it appears to us that the Notes are convertible into cash or shares of your stock or a combination thereof at your option. Accordingly, it is unclear to us why you had a further need to enter into a hedge transaction “to mitigate potential dilution from the conversion of the note.” Please provide us a more detailed analysis of the business rationale for the convertible note hedge transactions.

•	Provide us with details of your accounting for these hedges and your basis in the accounting literature.

•	Tell us why it was appropriate to record the cost of the convertible note hedge transactions as a reduction to additional paid in capital on the Company’s consolidated balance sheet.

Business Rationale for the Convertible Note Hedge Transactions

The Notes are convertible, at the holder’s option into shares of our Class A common stock, at an initial conversion rate of 29.7992 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $33.56 per share), in those limited circumstances discussed above in response to Question 1 and on pages 39-40 of our Form 10-Q. Upon conversion by the holder, the Company has the right to settle the conversion of each $1,000 principal amount of Notes with any of the three following alternatives, at its option, (1) delivery of 29.7992 shares of the Company’s Class A common stock, (2) cash equal to the value of 29.7992 shares of the Company’s Class A common stock calculated at the market price per share of the Company’s Class A common stock at the time of conversion or (3) a combination of cash and shares of our Class A common stock.

In connection with the issuance of the Notes, the Company entered into separate convertible note hedge transactions (lower strike or purchased call option) and separate warrant transactions (high strike or sold warrants) with respect to the Company’s common stock to minimize the impact of the potential dilution upon conversion of the Notes (collectively referred to as the “Hedging Transactions”). Both the convertible note hedge transactions and the sold warrant transactions cover the same 10.4 million shares of the Company’s Class A common stock (subject to adjustment in certain circumstances), that are issuable upon conversion of the Notes. The Hedging Transactions effectively increase the conversion price of the Notes from the Company’s perspective from $33.56 per share to $55.00 per share. Consequently, if a Note is converted by the holder at a time that the per share market price of the Company’s Class A common stock is above $33.56 but less than $55.00, the Company will only have the net obligation of repaying the $1,000 principal amount of the Note through (1) payment in cash or (2) issuance of shares of the Company’s Class A common stock equal to $1,000 divided by the then current

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

market price of the Company’s Class A common stock. The difference between the value of the Note at $33.56 and the value of the Note at the market price of the Company’s Class A common stock at the time of conversion would be reimbursed to the Company by the convertible note hedge counterparties. If a Note is converted by the holder at a time that the market price of the Company’s Class A common stock is above $55.00 per share, then the Company’s net obligation would be for repayment of the principal of the Note, as discussed above, and the amount of the conversion value which exceeds $55.00 per share (payable in cash or shares).

As the Company does not determine when, or whether, the Notes will be converted, the Company is not in the position to ensure that it would have sufficient liquidity to repay the then conversion settlement value of the Notes in cash upon conversion. The Hedging Transactions effectively eliminate the Company’s exposure from conversion of the Notes until a time period at which the Company’s Class A common stock is trading at a price above $55.00 per share (the upper strike of the warrants). If the Company chooses to settle the principal amount of the Notes, upon conversion, in stock at a time that the market price of the Company’s Class A common stock is less than $55.00, then that issuance would be done at the then current market price and therefore not be dilutive. If the Company were to settle the Notes in cash upon conversion, at a time that the market price of the Company’s Class A common stock is less than $55.00, the Hedging Transactions would allow the Company to mitigate its cash outlay. As a result of the Hedging Transactions, the Company does not anticipate experiencing additional dilution until the price of the Company’s Class A common stock increases above $55.00 per share, and then only if the Company elects to settle all or a portion of the settlement value in shares. Consequently the business rationale of the convertible note hedge transactions was to increase the effective conversion rate of the Notes and mitigate the actual and economic dilution associated with the Notes.

Basis in Accounting/Conclusion

As provided under paragraph A26 of SFAS 150, a purchased call option does not embody an obligation and, therefore, is not within the scope of that Statement. Therefore, the Company concluded that the convertible note hedge transactions do not meet the scope of SFAS 150.

The Company then evaluated whether the convertible note hedge transactions are within the scope of SFAS No. 133, and if not, then how they should be classified under EITF 00-19 and 01-6. Paragraph 11(a) of SFAS No. 133 states that a company should not consider a contract to be a derivative instrument, if the contract issued or held by a company is indexed to its own stock and classified in stockholders’ equity. To determine if the convertible note hedge transactions are indexed to the Company’s own stock they must be analyzed under EITF 01-6, and to determine if they could be classified as stockholders’ equity they must be analyzed under EITF 00-19.

EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The convertible note hedge transactions meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to the value of the Company’s stock.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The convertible note hedge allows the Company to receive shares of the Company’s common stock from counterparties without the transfer of any assets. Therefore, we evaluated the convertible note hedge under the criteria of paragraphs 12-32 of EITF 00-19:

•	The contract permits the company to settle in unregistered shares- the contract for the convertible note hedge allows the Company to receive common shares from counterparties – therefore criteria met

•

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding- N/A

•

The contract contains an explicit limit on the number of shares to be delivered in a share settlement- the Company will not be required to deliver shares when exercising the convertible note hedge – it will receive shares.

•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC- N/A

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions)- N/A.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares- N/A.

•

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract- there is no such provision- therefore criteria met.

•	There is no requirement in the contract to post collateral at any point or for any reason (para 32)—there is no requirement to post collateral- therefore criteria met.

Under EITF 00-19, the convertible note hedge transactions meet the definition of an equity instrument as the Company has met the 8 conditions within paragraphs 12 through 32. As such, the premium paid, which represents the fair value of the convertible note hedge transactions, has been recorded in equity as a reduction to additional paid in capital of the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

5. Citing references to the pertinent accounting literature, tell us your basis for determining the amounts allocable to the convertible debt, embedded conversion option, hedging instrument, and warrants that were contemplated as simultaneous transactions.

The Notes are a liability in legal form with a stated maturity. Therefore, SFAS 150 is not relevant in evaluating the classification or measurement of the Notes. The Notes were evaluated under SFAS 133 to determine if the conversion option or other embedded features of the Notes are embedded derivatives that warrant bifurcation accounting, and how the Notes should be accounted for in accordance with APB 14.

EITF 90-19 addresses three types of convertible instruments: Instruments A, B, and C. The Notes have characteristics similar to Instrument C in EITF 90-19. Upon conversion, SBA may satisfy the entire conversion obligation in any combination of shares and cash. For example, the Company can elect to settle the principal of Notes in cash and conversion spread in shares, which case mostly resembles the settlement of an Instrument C defined in EITF 90-19. The Company applied the accounting guidance in EITF 90-19 for Instrument C as the best available analogous guidance in connection with its evaluation of the Notes and concluded that the Notes should be accounted for like convertible debt (that is, as a combined instrument) if the conversion feature meets the requirements of EITF 00-19 and 01-6 to be classified as an equity instrument.

As discussed above in the Company’s responses to comments #1 and #3, the Company analyzed the conversion feature and the Notes in accordance with paragraphs 12-32 of EITF 00-19 and the requirements of EITF 01-6 and concluded that the instrument meets all 8 of the criteria of paragraphs 12-32 of EITF 00-19 as well as the requirements of EITF 01-6. Accordingly, the conversion option is not required to be bifurcated and the Notes should be accounted for as one instrument in accordance with APB 14.

In accordance with paragraph 3 of APB 14, convertible debt securities are those debt securities which are convertible into common stock of the issuer or an affiliated company at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount.

Furthermore, paragraph 3 of APB 14 states that terms of such securities generally include:

(1)	an interest rate which is lower than the issuer could establish for nonconvertible debt,

The Notes bear interest at 0.375% which is a significantly lower interest rate than the Company could otherwise obtain if the Notes were not convertible.

(2)	an initial conversion price which is greater than the market value of the common stock at time of issuance,

The Notes were issued with an initial conversion premium of approximately 119% of the closing price on March 26, 2007 (i.e. conversion price of $33.56 as compared to a closing price of $28.20).

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

(3)	a conversion price which does not decrease except pursuant to anti-dilution provisions. In most cases such securities also are callable at the option of the issuer and are subordinated to nonconvertible debt.

The conversion price does not decrease except pursuant to certain anti-dilution provisions.

Paragraph 12 of APB 14 states that the Board is of the opinion that no portion of the proceeds from the issuance of the types of convertible debt securities described in paragraph 3 should be accounted for as attributable to the conversion feature (i.e. no bifurcation or separate accounting treatment). Based on the guidance within EITF 90-19 and APB 14 with respect to classification of convertibles as debt, the Notes should be reported on the Company’s consolidated balance sheet as a debt instrument. The value of the embedded written option in the Company’s own common stock should not be bifurcated because the option cannot be separated from the debt. Therefore, no portion of the proceeds upon issuance of the Notes should be allocated to the embedded conversion option.

In addition, the Company considered the following factors in assessing whether the Notes and the note hedge transactions and warrants should be accounted for separately or combined:

•

The Notes, warrants and bond hedges do not have the same counterparties – the Notes were sold to institutional investors pursuant to Rule 144A whereas the counterparties to the convertible note hedges and warrants are affiliates of some of the investment banks that acted as underwriters in the Note offering.

•	The Notes and warrants have different maturities.

•

Although the transactions were executed simultaneously there was a substantive business reason for such timing (i.e., convertible investors prefer low premium convertible instruments while the Company prefers high premium convertible instruments).

Based on these factors, the Company does not believe that the Notes and note hedge transactions and warrants should be combined for accounting purposes. Therefore, they are accounted for as separate transactions. As such, no portion of the proceeds from issuance of the Notes is allocated to the bond hedges or the warrants and the entire proceeds are properly recorded as debt. As discussed above in the Company’s responses to comments #3 and #4, the Company believes the bond hedge and the warrant are appropriately reported in permanent equity in accordance with SFAS 133 and EITF 00-19.

11. Common Stock and Comprehensive Loss, page 18

6. We note your disclosure of the potentially dilutive stock options. Please revise your disclosure to discuss the potential impact of the convertible senior notes.

We acknowledge the Staff’s comment. Similar to the Company’s disclosure regarding outstanding stock options, the Company has potential common stock equivalents related to its Notes. These potential common stock equivalents were not included in diluted loss per share because the effect would have been anti-dilutive. In future filings, the Company will revise the disclosure in its footnote, “Common Stock and Comprehensive Loss”, to adequately indicate the impact, if any, of the potential common stock equivalents related to its Notes.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

Liquidity and Capital Resources, page 34

7. We note on page 37 that your annual debt service approximates $ 100 million. Please enhance your MD&A as follows:

•	State unequivocally if your cash flows can adequately service your debt during the next twelve months.

•

Provide a sensitivity analysis on the cash flow effects of interest rate increases, which may be significant per your disclosure on page 38, if the mortgage loan component is not repaid by the anticipated repayment date.

•	Disclose if you met the required debt service ratio (as defined in the Mortgage Loan Agreement) as of the balance sheet date.

We acknowledge each of the Staff’s comments and will address each of them as follows.

As discussed on page 35 of the Form 10-Q, the Company had $53.3 million in cash flow from operations. As discussed on page 37, as of June 30, 2007 the Company’s debt service for the next twelve months is an aggregate of $92.9 million. Consequently, based on the actual cash flow from operations year to date and the Company’s internal projections of future cash flows, the Company believes that its annual cash flows from operations are sufficient to service its debt during the next twelve months. In future filings, the Company will enhance its disclosure in its MD&A to confirm the Company’s belief that, as of the balance sheet date, the Company believes that its cash flows from operations for the next twelve months will be sufficient to service its outstanding debt during the next twelve months.

As discussed on page 38 of the Form 10-Q, the Company’s mortgage loan is the sole asset of the Trust which underlies the issuance of the CMBS Certificates. Under the terms of the securitization transaction, the terms of the mortgage loan are the same as the terms of the CMBS Certificates. Each of the subclasses of the Initial CMBS Certificates (Subclasses 2005 1A – 2005 1E) and the Additional CMBS Certificates (Subclasses 2006 1A – 2006 1J) represent different components of the mortgage loan and bear interest at the rate set forth in the tables on page 37 of the Form 10-Q.

The CMBS Certificates are intended to be repaid at the end of five years and were priced and marketed as five year instruments. Although legally the CMBS Certificates and the underlying mortgage loan are 30-year instruments, the “anticipated repayment date” of each of the CMBS Certificates is at the five-year anniversary of their issuance. As the CMBS Certificates, and consequently the mortgage loan, are intended to be repaid at the end of the five years, there are significant consequences of not repaying the instruments at their respective anticipated repayment dates. Specifically, if the instruments are not repaid by the anticipated repayment dates, the interest rate of each component would increase by approximately 5% plus any difference between the contractual weighted average monthly fixed interest rate in effect at the time of issuance of the CMBS Certificates and the then current weighted average monthly fixed interest rate.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Larry Spirgel

September 27, 2007

However, as indicated on pages 37-38 of the Form 10-Q, the Company has consistently treated the CMBS Certificates and consequently the mortgage loan, as five-year instruments and we intend to repay all amounts due under the CMBS Certificates, and consequently, the principal amount of the respective components of the mortgage loan, on the respective anticipated repayment dates. These repayments and the resulting outflows of cash are set forth in the “future principal payment obligations” table under Item 3 of the Form 10-Q. Furthermore, in Item 3 of the Form 10-Q, the Company has disclosed that its primary market risk exposure relates to the impact of interest rate movements on our ability to refinance the CMBS Certificates at their expected repayment dates. The risk associated with the repayment of the CMBS Certificates on their respective anticipated maturity dates is also explained in our Form 10-K, in Item 1A Risk Factors under the captions “We may not be able to service our substantial indebtedness.”

In response to the Staff’s comments, the Company will include in future filings additional disclosure quantifying the interest rate increase established by the mortgage loan if the mortgage loan components are not repaid on the anticipated repayment dates.

The Company hereby informs the Staff that, as of June 30, 2007, the Company met the required debt service ratio as defined by the Mortgage Loan agreement. In future filings, the Company will expand its disclosure in its MD&A to clearly state its compliance with this debt service ratio requirement as of the balance sheet date.

As requested, this confirms on behalf of the Company that the Company acknowledges:

•	that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (561) 226-9442.

Sincerely yours,

/s/ Anthony J. Macaione
Anthony J. Macaione Chief Financial Officer